SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Telesp Celular Participações S.A.

Interim Financial Statements Together with Report of Independent Public Accountants June 30, 2002

Deloitte Touche Tohmatsu Auditores Independentes

(Translation of the report originally issued in Portuguese.
See Note 26 to the financial statements.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management and Shareholders of
Telesp Celular Participações S.A.
São Paulo - SP

1. We have made a special review of the individual (Company) and consolidated quarterly report of Telesp Celular Participações S.A. (a Brazilian corporation) which includes the balance sheets as of June 30, 2002, the statements of income for the quarter then ended, the performance report and relevant information, prepared under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by IBRACON (Brazilian Institute of Independent Public Accountants), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly report, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any significant change that should be made to the quarterly report referred to in paragraph 1 for it to be in conformity with accounting practices emanating from Brazilian corporate law and with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly reports.

4. The individual and consolidated balance sheets as of March 31, 2002 and the individual and consolidated statements of income for the semester ended June 30, 2002 were reviewed by other independent public accountants whose reports, dated April 16, 2002 and July 30, 2001, respectively, were issued without qualification.

São Paulo, July 26, 2002

DELOITTE TOUCHE TOHMATSU

José Domingos do Prado
Engagement Partner

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS--JUNE 30 AND MARCH 31, 2002
(In thousands of Brazilian reais)
(Translation of the original in Portuguese)
(Unaudited)

ASSETS	Company 06.30.02	Company 03.31.02	Consolidated 06.30.02	Consolidated 03.31.02
CURRENT ASSETS:				
Cash and cash equivalents	13,111	370	128,056	181,182
Trade accounts receivable	-	-	413,168	413,089
Receivables from subsidiary	87,482	87,482	-	-
Inventories	-	-	70,501	70,815
Deferred and recoverable taxes	74,620	61,073	315,412	301,057
Prepaid expenses	-	-	55,803	71,824
Derivatives	74,817	3,589	77,304	4,235
Other assets	39,667	24,317	46,813	40,039
Total current assets	289,697	176,831	1,107,057	1,082,241
NONCURRENT ASSETS:				
Trade accounts receivable	-	-	17,212	37,099
Deferred and recoverable taxes	-	-	865,632	892,253
Derivatives	93,883	-	885,262	610,075
Receivables from subsidiary	329,157	351,284	-	-
Prepaid expenses	-	-	5,093	5,700
Other assets	-	-	30	30
Total noncurrent assets	423,040	351,284	1,773,229	1,545,157
PERMANENT ASSETS:				
Investments	3,857,742	3,791,703	584,194	582,894
Property, plant and equipment	984	991	3,480,841	3,565,765
Deferred charges	-	-	103,080	74,306
Total permanent assets	3,858,726	3,792,694	4,168,115	4,222,965
TOTAL ASSETS	4,571,463	4,320,809	7,048,401	6,850,363

The accompanying notes are an integral part of these balance sheets.

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS—JUNE 30 AND MARCH 31, 2002
(In thousands of Brazilian reais)
(Translation of the original in Portuguese)
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	Company 06.30.02	Company 03.31.02	Consolidated 06.30.02	Consolidated 03.31.02
CURRENT LIABILITIES:				
Payroll and related accruals	312	130	25,682	29,833
Trade accounts payable	325	698	424,223	461,678
Taxes payable	24	24	100,203	164,634
Loans and financing	7,522	11,436	939,085	968,538
Interest on capital and dividends payable	10,636	10,682	19,756	19,848
Reserve for contingencies	-	-	57,631	46,789
Derivatives	12,389	58,105	41,443	87,207
Other liabilities	22,386	-	119,752	86,608
Total current liabilities	53,594	81,075	1,727,775	1,865,135
LONG-TERM LIABILITIES:				
Loans and financing	1,175,126	913,454	1,878,214	1,558,454
Reserve for contingencies	-	-	84,361	82,233
Reserve for losses in affiliates	1,068,539	657,972	1,068,539	657,972
Accrued pension plan liability	-	-	1,371	1,338
Other liabilities	-	-	13,937	16,923
Total long-term liabilities	2,243,665	1,571,426	3,046,422	2,316,920
SHAREHOLDERS' EQUITY:				
Capital	1,873,347	1,873,347	1,873,347	1,873,347
Capital reserves	1,164,754	1,164,754	1,164,754	1,164,754
Accumulated deficit	(764,050)	(369,946)	(764,050)	(369,946)
Total shareholders' equity	2,274,051	2,668,155	2,274,051	2,668,155
Funds for capitalization	153	153	153	153
Total shareholders' equity and funds for capitalization	2,274,204	2,668,308	2,274,204	2,668,308
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,571,463	4,320,809	7,048,401	6,850,363

The accompanying notes are an integral part of these balance sheets.

5

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(In thousands of Brazilian reais, except for per share data)
(Translation of the original in Portuguese)
(Unaudited)

	Company		Consolidated	
	06.30.02	06.30.01	06.30.02	06.30.01
GROSS REVENUES	-	-	2,063,545	1,838,100
Deductions	-	-	(450,755)	(449,659)
NET OPERATING REVENUE	-	-	1,612,790	1,388,441
Cost of services provided and products sold	-	-	(798,801)	(773,961)
GROSS PROFIT	-	-	813,989	614,480
OPERATING (EXPENSES) INCOME:				
Selling expenses	-	-	(296,475)	(299,391)
General and administrative expenses	(8,881)	(9,483)	(140,663)	(132,205)
Other operating expenses	-	-	(72,824)	(24,793)
Other operating income	5,451	-	14,592	8,356
Equity pick-up	(390,387)	(193,836)	(485,679)	(264,839)
LOSS FROM OPERATIONS BEFORE FINANCIAL EXPENSES	(393,817)	(203,319)	(167,060)	(98,392)
Financial expenses	(82,796)	(53,565)	(292,724)	(150,446)
Financial income	8,017	4,245	30,295	40,376
LOSS FROM OPERATIONS	(468,596)	(252,639)	(429,489)	(208,462)
NONOPERATING INCOME (EXPENSES), NET	-	-	9,262	(22)
LOSS BEFORE TAXES	(468,596)	(252,639)	(420,227)	(208,484)
INCOME AND SOCIAL CONTRIBUTION TAXES	-	20,038	(48,369)	(24,117)
NET LOSS	(468,596)	(232,601)	(468,596)	(232,601)
LOSS PER THOUSAND SHARES - R$	(0.86)	(0.29)		

The accompanying notes are an integral part of these statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30 AND MARCH 31, 2002
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)
(Translation of the original in Portuguese)

1. OPERATIONS AND BACKGROUND

Telesp Celular Participações S.A. ("TCP") is a publicly-traded company controlled by the Portugal Telecom Group, through Portelcom Participações S.A. ("Portelcom"), which holds 40.22% of the voting capital (14.05% of total capital), and Portugal Telecom, SGPS S.A., which holds 44.84% of the voting capital (27.18% of total capital).

"TCP" owns 100% of the total capital of Telesp Celular S.A. ("TC") (Note 2), which operates mobile cellular telephone services in the State of São Paulo, in accordance with the terms of the concession granted by the Federal Government, which will expire on August 5, 2008 and can be extended for an additional 15 years.

On January 13, 2001, "TCP" entered into a contract to purchase 49% of the common shares and 100% of the preferred shares of the companies Daini do Brasil S.A. ("Daini"), Globaltelcom Telecomunicações S.A. ("Globaltelcom") and Inepar S.A. Participações em Investimentos de Telecomunicações ("Inepar"), collectively "holdings", which control Global Telecom S.A. ("Global"), operator of Band B mobile cellular services in the States of Paraná and Santa Catarina.

On the same date, an Instrument for Purchase and Sale was signed, for acquisition of the remaining 51% of the common shares (17% of total capital) of the "holdings", as soon as certain regulatory requirements are met and subject to approval of ANATEL (Telecom regulatory authority), or otherwise in December 2003.

In accordance with ANATEL's Action No. 25,885, of May 21, 2002, the technical operator of "Global" was replaced by Telesp Celular, after the requirements have been met.

2. CORPORATE RESTRUCTURING

a. Telesp Celular Participações S.A.

On January 14, 2000, the Extraordinary Shareholders' Meeting approved a corporate restructuring plan, involving "TCP", "TC", "Portelcom" and Celular Telecom Holding S.A. - CTH ("CTH").

This corporate restructuring was performed through successive mergers that resulted in the transfer of the goodwill paid by "Portelcom" in the privatization of the Company to "TC", which has the possibility to take advantage of the tax benefits resulting from the amortization of goodwill.

"CTH", a company created in the restructuring process by means of the contribution of assets represented by the investment in "TCP" and the respective goodwill paid upon the acquisition of this investment by "Portelcom", recognized a reserve for maintenance of the merged company's shareholders' equity, which reflects the net amount between the total unamortized goodwill and the related tax credit, before its downstream merger into "TCP".

When "CTH" was merged into "TCP", the portion representing the difference between the goodwill and the reserve for maintenance of the merged company's shareholders' equity, which represents the future tax benefit, was credited to a special premium reserve account in equity by "TCP".

The portion of the net assets generated by "TCP"'s partial spin-off into "TC", representing the future tax credit in the amount of R$1,055,200, was recorded in shareholders' equity as a special premium reserve.

According to economic feasibility studies, this tax credit will be realized over a period of ten years.

The special premium reserve at "TC" will be capitalized by "TCP" as the tax benefit is realized in view of the assignment of rights related to such capitalization made by "Portelcom" in "TCP".

The tax benefit realized and recorded by "TC" in the first semester of 2002, resulting from the amortization of the merged goodwill, amounted to R$54,277 and can be used to increase capital.

The accounting records maintained for corporate and tax purposes include specific accounts related to the goodwill, equity reserve, the respective amortization, and reversal of the recognized reserve and tax credit. The balances are as follows:

	Consolidated	
	06.30.02	06.30.01
Deferred charges	2,367,947	2,687,221
Reserve for maintenance of integrity of shareholders' equity	(1,584,928)	(1,795,649)
Net	783,019	891,572
Amortization of deferred charges	(159,637)	(159,637)
Reversal of reserve for maintenance of merged company's shareholders' equity	105,360	105,360
Tax credit	54,277	54,277
Effect on net income	-	-

For a better presentation of the consolidated financial statements, the net amount of the goodwill and unamortized reserve of R$783,019 which, in essence, represents the tax credit, was classified in the balance sheet in current assets (R$106,957) and noncurrent assets (R$676,062) as deferred and recoverable taxes. In the statements of income, the amortization of deferred charges, reversal of the reserve and the related tax credit were reclassified to "Income and social contribution taxes".

b. Global Telecom S.A.

On February 6, 2001, "TCP" acquired 49% of the outstanding common stock and 100% of the outstanding preferred stock in the "holdings" "Daini", "Globaltelcom" and "Inepar", which together held controlling interest in the stock of "Global", under the terms of a Contract for Purchase and Sale of Shares entered into on January 13, 2001.

On July 27, 2001, after obtaining approval from ANATEL, the "holdings" acquired the remaining outstanding stock of "Global" held by Motorola NMG Brazil Inc.; as a result, they currently own 100% of the total capital of "Global".

The Company has committed to purchase the remaining 51% of the outstanding common stock of each of the holding companies for a total consideration of approximately US$76,300,000, subject to LIBOR plus 4%, after regulatory approval or when specific restrictions are no longer applicable.

As a result of these acquisitions, "TCP" and the "holdings" recognized goodwill of R$585,548 and R$183,263, respectively, relating to the participation in the net equity of the acquired companies. Additionally, the "holdings" had recorded goodwill of R$113,196 in connection with previous acquisitions.

"TCP" and the "holdings" restructured the companies through a series of successive mergers that transferred the goodwill paid on the acquisition by "TCP" to the "holdings", which recorded the related income tax benefits resulting from the restructuring of R$193,231.

Likewise, the "holdings" transferred the goodwill paid to "Global, which recorded the related income tax benefit of R$95,271.

After this restructuring, the equity participation and the total goodwill recorded by "TCP" remained unchanged.

3. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements as of June 30, 2002 were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM) for the preparation of interim financial statements, which are consistent with those adopted for the year ended December 31, 2001.

The consolidated financial statements as of June 30, 2002 include the balances and transactions of the subsidiary "TC" and indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. In consolidation, all material intercompany balances and transactions were eliminated.

The results of the "holdings" "Daini", Globaltelcom" and "Inepar" were recognized under the equity method in the consolidated financial statements, since "TCP" does not have shareholding control of those companies.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated	
	06.30.02	03.31.02
Unbilled amounts	154,956	175,433
Billed amounts	396,560	386,808
Allowance for doubtful accounts	(121,136)	(112,053)
Total	430,380	450,188
Current	413,168	413,089
Noncurrent	17,212	37,099
Current	258,215	272,698
Past-due:		
1 to 30 days	43,220	25,122
31 to 60 days	13,185	13,406
61 to 90 days	11,795	12,668
Over 90 days	70,145	62,914
Total	396,560	386,808

Noncurrent receivables refer to receivables from sales of "Peg&Fale" (take and talk) sets. These receivables are realized through card renewals by "Peg&Fale" service customers and are shown net of the allowance for doubtful accounts, calculated based on past card renewal experience.

5. INVENTORIES

	Consolidated	
	06.30.02	03.31.02
Digital handsets	101,666	98,360
Accessories	1,102	1,696
Reserve for losses	(32,267)	(29,241)
Total	70,501	70,815

6. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Deferred tax credits:				
Reserve for contingencies	-	-	49,682	43,867
Income tax losses	309	309	93,966	95,302
Social contribution tax losses	111	111	33,962	34,442
Merged tax credit (Note 2)	-	-	783,019	810,157
Other temporary differences	-	-	76,698	81,615
Total deferred tax credits	420	420	1,037,327	1,065,383
Recoverable taxes:				
Withholding income tax	63,574	50,352	64,485	50,889
Recoverable income tax	8,242	7,991	11,565	11,276
Recoverable social contribution tax	2,384	2,310	9,274	9,009
Recoverable ICMS (State VAT)	-	-	58,393	56,753
Total recoverable taxes	74,200	60,653	143,717	127,927
Total deferred and recoverable taxes	74,620	61,073	1,181,044	1,193,310
Current	74,620	61,073	315,412	301,057
Noncurrent	-	-	865,632	892,253

"TCP" and its subsidiary have assets of R$127,744 (R$129,744 as of March 31, 2002) representing income and social contribution tax credits calculated on tax loss carryforwards in the amount of R$376,259 (R$381,600 as of March 31, 2002). In accordance with the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of this income.

In July 2002, the CVM published Instruction No. 371, which establishes cumulative conditions for accounting recognition and maintenance of deferred assets resulting from timing differences and tax losses, as follows:

- History of profitability through the generation of taxable income in at least three out of the last five years or the presentation of fundamental actions being implemented for the future generation of taxable income.
- Presentation of expectations for the future generation of taxable income, discounted to present value, with the estimated period for realization, supported by technical feasibility studies, to permit the realization of deferred tax assets in a maximum period of ten years.

"TC" has not had taxable income in the last two years, principally due to the amortization of merged goodwill (see Note 2). Technical feasibility studies, approved by the Board of Directors, indicate the recovery of the amounts recorded by the subsidiary in up to eight years.

7. PREPAID EXPENSES

	Consolidated	
	06.30.02	03.31.02
FISTEL fees	55,133	71,232
Financial charges	935	1,042
Insurance premiums	328	-
Other prepaid expenses	4,500	5,250
Total	60,896	77,524
Current	55,803	71,824
Noncurrent	5,093	5,700

8. OTHER ASSETS

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Credits with suppliers	-	-	1,077	7,493
Credits with accredited companies	-	-	2,397	2,860
Credits with affiliated companies	39,208	23,936	39,208	23,936
Other	459	381	4,161	5,780
Total	39,667	24,317	46,843	40,069
Current	39,667	24,317	46,813	40,039
Noncurrent	-	-	30	30

9. INVESTMENTS

a. Investments in Subsidiary/Affiliated Companies

	%		
Investee	Common stock interest	Preferred stock interest	Total interest
Telesp Celular S.A.	100	100	100
Daini do Brasil S.A.	49	100	83
Globaltelcom Telecomunicações S.A.	49	100	83
Inepar S.A. Participações em Invest. de Telecom.	49	100	83

b. Number of Shares Held

Investee	Common	Preferred	Total
Telesp Celular S.A.	33,650,043	49,505,725	83,155,768
Daini do Brasil S.A.	14,914,315	29,828,631	44,742,946
Globaltelcom Telecomunicações S.A.	2,732,190	5,464,381	8,196,571
Inepar S.A. Participações em Invest. de Telecom.	13,710	27,415	41,125

c. Subsidiary and Affiliated Company Information

Investee	Shareholders' equity (Deficiency in net assets) 06.30.02	Net income (Loss) 06.30.02
Telesp Celular S.A.	3,273,548	95,292
Daini do Brasil S.A.	(950,451)	(442,022)
Globaltelcom Telecomunicações S.A.	(208,701)	(92,050)
Inepar S.A. Participações em Invest. de Telecom.	(128,243)	(51,083)

d. Composition and Changes

The balance of the Company's investments as of June 30 and March 31, 2002 is as follows:

	06.30.02	03.31.02
Investment in subsidiary	3,273,548	3,208,809
Goodwill on acquisition of investment	585,548	585,548
Advance for future capital increases	276,081	276,081
Reserve for investment losses	(278,769)	(278,769)
Other	1,334	34
Investment balance	3,857,742	3,791,703

Changes in the investment balance in the second quarter of 2002 are as follows:

	Investments	Reserve for losses in affiliates
Investment balance as of March 31, 2002	3,791,703	(657,972)
Equity pick up - June 30, 2002	64,739	(410,567)
Other investments	1,300	-
Net investment balance as of June 30, 2002	3,857,742	(1,068,539)

The goodwill paid on the acquisition of the interest in the "holdings" of "Global", in the amount of R$585,548, will be amortized over ten years based on future profitability, to commence when profitable operations are achieved, which is expected to occur in 2005.

On June 30, 2002, "TCP" recorded a reserve for losses in the amount of R$1,068,539 (R$657,972 as of March 31, 2002), equivalent to its indirect share of "Global"'s excess of liabilities over assets, classified in long-term liabilities.

In the year ended December 31, 2001, as a result of the operating losses incurred by "Global" and its indebtedness, "TCP" elected to record a provision for loss of R$278,769, based on an independent valuation of the assets of "Global", as a reduction in the investment balance.

"TC" has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

e. Consolidated Pro Forma Information

"TCP" has an indirect interest of 49% in the voting capital and 100% of the nonvoting capital of "Global" (83% of the capital of the "holdings") and a commitment to purchase the remaining 51% of the voting capital, which has not yet been exercised. "TCP" has not yet assumed control of nor did it merge "Global". In view of these factors and given the materiality of such investment, the following consolidated pro forma balance sheets as of June 30 and March 31, 2002 and the consolidated pro forma statements of income for the six months ended June 30, 2002 and 2001 are presented, including "Global".

ASSETS	06.30.02	03.31.02
Cash and cash equivalents	149,597	236,509
Trade accounts receivable, net	471,489	460,846
Inventories	94,937	118,057
Deferred and recoverable taxes	324,230	309,253
Prepaid expenses	55,803	71,824
Other current assets	98,647	37,260
Current assets	1,194,703	1,233,749
Trade accounts receivable, net	17,212	37,099
Deferred and recoverable taxes	1,222,143	1,198,659
Derivatives	885,262	610,075
Prepaid expenses	5,092	5,700
Other noncurrent assets	808	96
Noncurrent assets	2,130,517	1,851,629
Investments	316,073	314,788
Property, plant and equipment, net	4,939,275	5,022,439
Deferred charges	331,652	306,123
Permanent assets	5,587,000	5,643,350
Total assets	8,912,220	8,728,728

LIABILITIES AND SHAREHOLDERS' EQUITY	06.30.02	03.31.02
Payroll and related accruals	34,338	37,935
Trade accounts payable	499,147	577,971
Taxes payable	128,821	183,451
Loans and financing	1,206,179	1,143,526
Interest on capital and dividends	19,756	19,848
Reserve for contingencies	57,631	46,789
Derivatives and other liabilities	174,075	185,106
Current liabilities	2,119,947	2,194,626
Loans and financing	4,543,732	3,835,592
Taxes payable	77,989	51,839
Reserve for contingencies and others	113,834	111,791
Accrued pension plan liability	1,371	1,338
Long-term liabilities	4,736,926	4,000,560
Minority interest	(218,857)	(134,766)
Capital	1,873,347	1,873,347
Capital reserves	1,164,754	1,164,754
Accumulated deficit	(764,050)	(369,946)
Shareholders' equity	2,274,051	2,668,155
Funds for capitalization	153	153
Total liabilities and shareholders' equity	8,912,220	8,728,728

STATEMENTS OF INCOME	Six months ended 06.30.02	06.30.01
Gross revenue	2,333,364	2,040,144
Deductions	(505,021)	(490,954)
Net operating revenue	1,828,343	1,549,190
Cost of services provided and products sold	(969,301)	(933,444)
Gross profit	859,042	615,746
Operating expenses:		
Selling expenses	(355,767)	(357,834)
General and administrative expenses	(161,804)	(149,407)
Other, net	(78,559)	(28,618)
Income from operations before financial expenses	262,912	79,887
Net financial expenses	(791,876)	(347,154)
Loss from operations	(528,964)	(267,267)
Nonoperating income (expenses), net	9,259	(319)
Loss before taxes and minority interest	(519,705)	(267,586)
Income and social contribution taxes	(48,369)	(24,117)
Minority interest	99,478	59,102
Net loss	(468,596)	(232,601)

f. Guarantees

The Company has guaranteed a loan obtained by "Global" from the National Bank for Economic and Social Development (BNDES), the balance of which at June 30, 2002 was R$336,172 (R$318,424 at March 30, 2002). As of that date, various loan covenants, especially those relating to capitalization and indebtedness ratios, were not being complied with by the affiliated company. Concerning this matter, no adjustment was reflected either by the affiliated company or by "TCP", since the parties are negotiating with respect to the fulfillment of obligations under the related loan agreement.

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated		
		06.30.02		03.31.02
	Cost	Accumulated depreciation	Net book value	Net book value
Analog switching equipment	430,771	(322,805)	107,966	121,804
Digital switching equipment	572,138	(106,922)	465,216	477,669
Analog transmission equipment	1,347,993	(991,166)	356,827	407,734
Digital transmission equipment	1,056,889	(189,249)	867,640	879,262
Automatic switching center, power supply equipment, furniture, tools and instruments, monitoring equipment, leasehold improvements, and air conditioning equipment	756,031	(232,833)	523,198	529,327
Towers, other supports and protectors	249,085	(40,182)	208,903	210,431
Software use rights and EDP equipment	522,224	(162,952)	359,272	365,400
Buildings	107,103	(15,006)	92,097	84,830
Vehicles	11,767	(4,349)	7,418	4,764
Land	37,305	-	37,305	37,305
Other	8,081	(1,892)	6,189	6,280
Assets and installations in service	5,099,387	(2,067,356)	3,032,031	3,124,806
Assets and construction in progress	448,810	-	448,810	440,959
Total	5,548,197	(2,067,356)	3,480,841	3,565,765

The useful lives as of June 30 and March 31, 2002 are the following:

	Useful live (years)
Analog switching equipment	6
Digital switching equipment	10
Analog transmission equipment	5 - 25
Digital transmission equipment	5 - 25
Automatic switching center, power supply equipment, furniture, tools and instruments, monitoring equipment, leasehold improvements, and air conditioning equipment	5 - 35
Towers, other supports and protectors	20
Software use rights and EDP equipment	5 - 15
Buildings	35
Vehicles	5

11. DEFERRED CHARGES

	Consolidated	
	06.30.02	03.31.02
Goodwill on Ceterp Celular S.A. acquisition	84,265	84,265
Other	35,768	1,312
Accumulated amortization	(16,953)	(11,271)
Total	103,080	74,306

The goodwill paid amounting to R$84,265 is being amortized over a ten-year period starting December 2000, based on the expected future profitability of the acquired company.

12. PAYROLL AND RELATED ACCRUALS

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Wages and salaries	197	108	8,493	13,491
Accrued vacations and payroll charges	109	22	15,098	14,435
Accrued benefits	6	-	2,091	1,907
Total	312	130	25,682	29,833

13. TRADE ACCOUNTS PAYABLE

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Materials and services suppliers	153	652	361,335	402,331
Telecom concessionaires	-	-	45,199	42,639
Consignments in favor of third parties	172	46	17,689	16,708
Total	325	698	424,223	461,678

14. TAXES PAYABLE

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
State VAT (ICMS)	-	-	81,887	74,159
Income and social contribution taxes	-	-	-	1,514
Taxes on revenues (PIS and COFINS)	-	-	13,293	12,222
FISTEL fees	-	-	2,638	74,753
FUST and FUNTTEL	-	-	2,304	1,911
Other	24	24	81	75
Total	24	24	100,203	164,634

15. LOANS AND FINANCING

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Foreign currency:				
Suppliers	-	-	29,549	38,344
Financial institutions	-	76,976	118,402	116,977
Affiliated companies	1,182,648	847,914	2,236,777	1,934,236
Total foreign currency	1,182,648	924,890	2,384,728	2,089,557
Local currency:				
Financial institutions	-	-	432,571	437,435
Total local currency	-	-	432,571	437,435
Total	1,182,648	924,890	2,817,299	2,526,992
Current	7,522	11,436	939,085	968,538
Noncurrent	1,175,126	913,454	1,878,214	1,558,454

a. Suppliers

Foreign currency loans denominated in U.S. dollars contracted with suppliers for development of the network of "TC", with final maturities through November 2005, subject to fixed interest of 7.3% per year.

b. Financial Institutions

Loans denominated in U.S. dollars, subject to variable interest between 2% and 4% per year above LIBOR and fixed interest between 6.95% to 8.5% per year. Additionally, on March 31, 2002, this balance includes amounts payable for foreign currency swaps (R$76,976).

c. Affiliated Companies

Foreign currency loans extended by the parent company, Portugal Telecom, as part of the short-term debt restructuring of "TCP" and its subsidiary, subject to fixed interest of 7.0% per year and variable interest of 3.5% over EURIBOR.

	Foreign currency (thousands)			Equivalents
	Principal	Interest	Total	in R$
June 30, 2002:				
Euros	460,620	2,790	463,410	1,308,892
U.S. dollars	320,000	6,214	326,214	927,885
Total				2,236,777

d. Local Currency

Loans in local currency from BNDES are subject to TJLP (Brazilian long-term interest rate) plus 4% per year; those from BankBoston are subject to variable interest of 110% over interbank deposit rates.

Certain of the loans and financing contracts are secured by guarantees provided by "TCP", except for the loan from BNDES, for which receivables from services were pledged. The contracts contain restrictive clauses related to the limit of debt levels that, if not complied with, would represent a right of the creditor of advancing the due dates. Such terms have been met.

e. Repayment Schedule

The long-term portion of loans and financing matures as follows:

	Consolidated			
	Local currency		Foreign currency	
Maturity	06.30.02	03.31.02	06.30.02	03.31.02
2003	54,898	108,897	129,738	96,592
2004	109,796	108,897	1,182,833	919,751
2005	137,245	108,897	7,707	6,296
After 2005	-	-	255,997	209,124
Total	301,939	326,691	1,576,275	1,231,763

16. RESERVE FOR CONTINGENCIES

In the evaluation as to the possibility of tax risks materializing, the following aspects should be taken into account:

- The possible existence of differences in the interpretation of the application of taxes on certain revenue accounts.
- The assessment of the principal taxes pending future approval by the Secretary of the Treasury, subject to the complete extinction of the tax obligation after the five-year expiration period starting from the date of the assessment.

The lack of agreement in the interpretation of tax legislation may generate challenges which, if concluded by the Judiciary in the taxpayer's favor, could represent amounts receivable for the subsidiary.

Management of the subsidiary has recognized reserves for risks of a tax and civil nature for which the chance of an unfavorable outcome is considered probable by legal counsel, as follows:

	Consolidated	
	06.30.02	03.31.02
State VAT on activation fees and other services	65,317	63,782
COFINS	19,044	18,451
Surcharge per call and roaming	24,840	24,840
Social security charges	28,903	18,061
Other	3,888	3,888
Total	141,992	129,022
Current	57,631	46,789
Noncurrent	84,361	82,233

Additionally, the subsidiary is a party to various other civil and tax proceedings, totaling approximately R$23,000, which have not been accrued as a reserve for contingencies, based on the evaluation of its legal counsel.

17. OTHER LIABILITIES

	Company	Consolidated	
	06.30.02	06.30.02	03.31.02
Consulting - technology and management (a)	-	34,608	27,670
Unamortized premium - put option (b)	-	25,883	28,869
Network costs and customer discounts (c)	-	50,720	46,913
Other	22,386	22,478	79
Total	22,386	133,689	103,531
Current	22,386	119,752	86,608
Noncurrent	-	13,937	16,923

(a) These obligations relate to contracts between the subsidiary and Portugal Telecom, SGPS, S.A., for management advisory services.

(b) In 2000, the subsidiary sold options to purchase US$300,000,000 at a price of R$2.25 to US$1.00 that mature on September 24, 2004. The premium received is being amortized to income over the life of the contracts, on the accrual basis.

(c) Relates to the cost of services that will be provided in connection with prepaid service revenue as well as customer discounts.

18. PENSION PLAN

"TCP" and its subsidiary sponsor private pension and other benefit plans for their employees, as follows:

a. Defined Contribution Plan

For approximately 81% of the employees, there is an individual defined contribution plan - the TCP PREV plan, established by SISTEL in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsor, which are credited to participants' individual accounts. "TC" is also responsible for the administrative and plan maintenance expenses.

TCP PREV plan participants' contributions are as follows:

- Basic Contribution--Equal to 1% of salary, limited to the portion of the base salary for Government Social Security ("INSS") and a percentage of the difference between the contribution salary and the social security contribution base, according to the participant's election and age, ranging from 1% to 8%.

- Voluntary Contribution--Equal to a maximum percentage of 22% of salary, at the participant's option.
- Sporadic Contribution--Equal to not less than ten times the social security contribution base.

The sponsor's contributions to the TCP PREV plan are as follows:

- Basic Contribution--Equal to the participant's basic contributions.
- Specific Contribution--For ensuring compliance with the minimum benefit limit established by prevailing legislation.
- Variable Contribution--The sponsor may make voluntary contributions to the plan, applying uniform and nondiscriminatory criteria for all TCP PREV participants.

In the first semester of 2002, "TCP" and its subsidiary made contributions to the TCP PREV plan in the amount of R$1,019.

b. Defined Benefit Plan

"TCP" and its subsidiary individually sponsor a defined benefit plan - PBS Telesp Celular. In addition to the supplementary benefit, medical assistance (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Celular and PAMA plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the Plan, out of which 12% is allocated to fund the PBS Telesp Celular plan.

In the first semester of 2002, "TCP" and its subsidiary made contributions to the PBS Telesp Celular plan in the amount of R$8.

c. CVM Resolution No. 371, "Accounting for Pension Plans"

The subsidiary elected to record actuarial liabilities in connection with the plans it sponsors as provided in CVM Instruction No. 371, dated December 13, 2000, as a direct charge to shareholders' equity as of December 31, 2001, net of the related tax effects. The actuarial valuation of the plans was made using the projected unit credit method, with the assets of the plans as of December 31, 2001, as permitted by Technical Interpretation No. 01/01 of IBRACON (Brazilian Institute of Independent Public Accountants), authorized by CVM Circular No. 01/02. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity's actuarial liabilities in relation to the plans' total actuarial liabilities. The subsidiary intends to amortize actuarial gains or losses starting in 2002 in accordance with CVM Instruction No. 371.

Below is the accrual for retired employees' defined benefit and medical assistance plans as of June 30, 2002:

Plan	06.30.02	03.31.02
TCP PREV	420	401
PAMA	951	937
Total	1,371	1,338

19. LEASES

"TC" has lease agreements for which expenses recorded in the first semester of 2002 amounted to R$11,069 (R$9,627 in the first semester of 2001).

20. SHAREHOLDERS' EQUITY

a. Capital

Capital as of June 30, 2002 and 2001 is R$1,873,347, represented by shares without par value, distributed as follows:

	Thousands of shares
Common shares	160,138,996
Preferred shares	298,228,776
Total	458,367,772

The preferred shares do not have voting rights, but have priority in the redemption of capital and in the payment of minimum noncumulative dividends of the higher of 6% per year on the amount of the subscribed capital for the total number of shares of the Company, or 3% per year on the amount resulting from the division of shareholders' equity by the total number of shares of the Company.

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a. Risk Considerations

The major market risks to which "TCP" and "TC" are exposed include:

- Credit Risk–Arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

- Interest Rate Risk--Resulting from the debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).
- Currency Risk--Related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, "TCP"'s and "TC"'s risk management policy has been actively applied by means of procedures designed to mitigate risks inherent in the Company's operations.

Credit Risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of post-paid services. Of "TC"'s customers, 74.5% use prepaid services that require preloading, thus not representing a credit risk to the Company. Delinquent receivables represented 2.38% of gross revenue in the first semester of 2002.

Credit risk from the sale of handsets is managed by following a conservative policy for granting credit, which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer's balance sheet, and making inquiries of credit protection agencies' databases. In addition, an automatic control has been implemented in the sales module for releasing products, which is integrated with the distribution module of "TC"'s ERP system. Delinquent receivables represented only 1.7% of handset sales in the first semester of 2002.

Interest Rate Risk

"TC" utilizes financial derivative instruments to protect against exposure to LIBOR. As of June 30, 2002, these operations totaled US$19.5 million (US$39 million on March 31, 2002), which covers 64% of the Company's debt subject to LIBOR.

Currency Risk

"TCP" and "TC" utilize financial derivative instruments to protect against the currency risk on foreign-currency denominated loans. Such instruments usually include swap, option and forward contracts.

The Company's net exposure to currency risk as of June 30, 2002 is shown in the table below:

	In thousands	
	US$	€
Loans and financing	378,236	463,407
Derivative hedge instruments	522,800	415,403
Net exposure	(144,564)	48,004

26

This table does not take into consideration the dollar option purchased at a strike price of R$2.75/US$, maturing in 2003, since the cost has already been recognized.

b. Derivative Instruments

"TCP" and "TC" record derivative gains and losses as a component of net financial expense.

The principal amounts of currency and interest rate derivative operations are not recorded in the balance sheet. Net unrealized gains and losses on these operations are recorded on the accrual basis, which may give rise to significant differences in relation to the market value of such instruments, considering the present value of future net cash flows to be obtained. Book and market values of financing and derivative operations are estimated as follows:

	Book value	Market value	Unrealized gains (losses)
Loans and financing	2,817,299	2,424,599	392,700
Derivative instruments	(921,123)	(250,739)	(670,384)
Total	1,896,176	2,173,860	(277,684)

The positions of "TCP"'s and "TC"'s derivative instruments are summarized as follows (amounts in thousands; rates are R$ per US$):

		Year maturing	
Derivative instruments	2003	2004	2006
Forward contracts - US$:			
1.a. Principal - US$	-	300,000	-
b. Contracted rate	-	1.18	-
2.a. Principal - US$	-	-	280,000
b. Contracted rate	-	-	1.23
Swap contracts - €/R$:			
1.a. Principal - €	-	250,342	-
b. Asset rate	-	EURIBOR + 3.5%	-
c. Liability rate	-	104.6% of CDI	-
Option contracts - US$:			
1.a. Principal - US$	-	(300,000)	-
b. Strike	-	2.25	-
2.a. Principal - US$	50,000	-	-
b. Strike	2.75	-	-
c. Cap	4.00	-	-

"TCP"'s management believes that unrealized losses on derivative operations, resulting from the accrual basis of accounting, reflect the interest rate differences between local and foreign currency and that, over time, such differences will be offset against long-term financing costs.

The principal differences refer to temporary differences on the recognition of exchange gains on the principal in dollars of the long-term forward contracts, translated at the rate on the balance sheet date. These contracts pay variable premiums between 35% and 38% of the CDI on the principal dollar amount, recognized in the financial statements on the accrual basis over the term of the contracts.

c. Market Value of Financial Instruments

The market values for long-term financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

The market value of option contracts was computed using the Black-Scholes option pricing model.

Estimated fair values of the financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

22. NET OPERATING REVENUE

	Consolidated Six months ended June 30 2002	2001
Monthly subscription charges	473,347	386,359
Services	1,273,100	1,098,261
Total revenue from services	1,746,447	1,484,620
Sale of products	317,098	353,480
Total gross operating revenue	2,063,545	1,838,100
Revenue deductions:		
Taxes on gross revenue	(376,770)	(341,873)
Discounts	(61,593)	(74,927)
Returns of products	(12,392)	(32,859)
Total revenue deductions	(450,755)	(449,659)
Net operating revenue	1,612,790	1,388,441

Services

	2002	2001
National	561,248	494,204
Displacement	24,570	28,487
Additional call charges	30,653	19,370
Use of network	639,359	535,655
Other services	17,270	20,545
Total revenue from telecommunication services	1,273,100	1,098,261

23. OTHER OPERATING INCOME (EXPENSES)

	Six months ended June 30		
	Company	Consolidated	
	2002	2002	2001
Income:			
Fines	-	8,146	7,030
Recovered expenses	-	463	1,043
Other	5,451	5,983	283
Total	5,451	14,592	8,356
Expenses:			
Provision for contingencies	-	(39,579)	(3,636)
Consulting - technology and management (*)	-	(24,003)	(16,850)
Ceterp Celular S.A. goodwill amortization	-	(4,212)	(4,213)
Other	-	(5,030)	(94)
Total	-	(72,824)	(24,793)

(*) These expenses arise from a contract between "TC" and Portugal Telecom, SGPS, S.A., for management advisory services.

24. FINANCIAL EXPENSES

	Six months ended June 30			
	Company		Consolidated	
	2002	2001	2002	2001
Income:				
Temporary cash investments	337	2,276	8,634	14,258
Discounts obtained	53	224	375	1,106
Bonus and premiums	-	-	5,972	15,370
Other	7,627	1,745	15,314	9,642
Total	8,017	4,245	30,295	40,376
Expenses:				
Financial charges	(71,629)	(46,374)	(135,401)	(129,205)
Exchange/Monetary variations	-	(458)	(128,517)	(11,913)
Other	(11,167)	(6,733)	(28,806)	(9,328)
Total	(82,796)	(53,565)	(292,724)	(150,446)

25. RELATED-PARTY TRANSACTIONS

The principal balances of assets and liabilities as of June 30, 2002, as well as the amounts included in the results of operations from transactions with related parties, arise from transactions with the controlling group and its affiliates, carried out under usual market conditions for the respective type of operations:

	Company	Consolidated
Assets:		
Trade accounts receivable	-	1,859
Receivables from subsidiary	416,639	-
Other assets	39,208	39,208
Liabilities:		
Accounts payable	-	3,885
Loans and financing	1,182,648	2,236,777
Other liabilities	22,386	56,994
Statement of operations:		
Revenue from telecommunication services	-	606
Cost of services provided	-	(1,741)
Selling expenses	-	(17,504)
Financial income (expenses), net	(347,046)	(668,475)
Other operating income (expenses), net	5,231	(18,553)

The principal transactions with related parties are as follows:

(a) Trade Accounts Receivable--Represents receivables for roaming services from the "TC" network for customers of Telecomunicações Móveis Nacionais, S.A. ("TMN").

(b) Receivables from Subsidiary--Represents dividends, interest on capital and the assumption of debt contract between "TC" and "TCP".

(c) Other Assets--Represents accounts receivable from "Global", arising from financial operations between "TCP" and "Global".

(d) Trade Accounts Payable--Represents roaming services provided by "TMN" to customers of "TC" in the "TMN" network.

(e) Loans and Financing--Represents intercompany debt with the Portugal Telecom Group (Note 15 - Loans and Financing).

(f) Other Liabilities--Represents other intercompany obligations of "TC" with other companies in the Portugal Telecom Group (Note 17 - Other Liabilities).

(g) Revenue from Telecommunication Services--Represents revenues from roaming services provided to "TMN" customers by the "TC" network.

(h) Cost of Services--Represents the costs of maintenance of prepaid system software provided by PT Inovação to "TC".

(i) Financial Expenses, Net--Represents interest and exchange variations on intercompany debt (Note 15 - Loans and Financing).

(j) Other Operating Income (Expenses), Net--Represents management advisory services provided by Portugal Telecom SGPS, S.A. to "TC", under contract.

26. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

TELESP CELULAR PARTICIPAÇÕES S.A.

MANAGEMENT'S COMMENTS ON CONSOLIDATED PERFORMANCE
JUNE 30, 2002
(Amounts expressed in thousands of Brazilian reais)

1. FINANCIAL PERFORMANCE

In the first semester of 2002, gross operating revenue from services totaled R$1,746,447, an increase of 17.6% in relation to the same period of 2001.

Gross revenue from sales of products reached R$317,098, representing 15.4% of total gross revenue for the period, which amounted to R$2,063,545.

Net operating revenue, including R$210,356 of net revenue from sale of products, amounted to R$1,612,790, an increase of 16.2% in relation to the same period of 2001.

Costs of services provided and products sold were 49.5% of net operating revenue, totaling R$798,801.

Operations presented a loss of R$429,489 for the period. In the first semester of 2002, the equity pick-up negative impact on operating income was R$485,679.

Results per thousand shares presented a loss of R$1.02, and net book value per thousand shares was R$4.96.

Operating income before amortization, depreciation, taxes and financial expenses (EBITDA), was 39.9%, and operating income after amortization and depreciation (EBIT) reached 19.8% of net operating revenue.

Summary

	Six months ended	
	06.30.02	06.30.01
Net operating revenue	1,612,790	1,388,441
Operating expenses (excluding depreciation, financial expenses and equity pick-up)	(914,936)	(948,978)
Other operating expenses, net	(54,020)	(12,225)
Operating income before depreciation, amortization and financial expenses - EBITDA	643,834	427,238
Depreciation and amortization	(325,215)	(260,791)
Operating income after amortization and depreciation - EBIT	318,619	166,447
Financial expenses, net	(262,429)	(110,070)
Equity pick-up	(485,679)	(264,839)
Loss from operations	(429,489)	(208,462)

The consolidated amounts include Telesp Celular Participações S.A., Telesp Celular S.A., Telesp Celular International Ltd. and Telesp Celular Overseas, after elimination of intercompany transactions.

2. OPERATING DATA (SUBSIDIARY)

Revenue from services/customers/month - R$ (ARPU) - 12-month moving average as of June 30, 2002	44.11
Customer base as of June 30, 2002	5,521,000
Customers added in 2002	416,000
Lines activated in 2002	910,000

As of June 30, 2002, the subsidiary's total number of customers reached 5.5 million, 63.45% of which are located in the Greater São Paulo area. About 95% of the customers already use the digital service. Customers for prepaid services exceeded 4.1 million, 63.4% of which are in the Greater São Paulo area.

The subsidiary estimates that its market share in the Greater São Paulo area has remained stable at around 67.6%.

During the period, disconnections were due to the unfavorable economic scenario. The accumulated "churn" (12 months accumulated) rate for the second quarter of 2002 reached 5.3%, which represented a small increase over the second quarter of the previous year, when the rate was 5.0%. Most churning cases are due to payment defaults and to our strict policy of disconnections. The subsidiary expects an accumulated churn rate below 20% for the entire year 2002.

The easy access to cellular service by lower income segments of the population, especially through the prepaid service, somewhat impaired the ARPU. Thus, the ARPU (12-month moving average) for the second quarter of 2002 was R$44.11, compared to R$45.26 for the same quarter of 2001. The ARPU performance is justified by the "penetration" rate increase, which occurs in other international markets.

Actions for reversing that trend are focused on the search for profitable customers who use higher value services such as the "Waaap", which already has 2.4 million users. The Company invests in the growth of its postpaid services base, both in the corporate and in the individual area.

Reinforcing the commitment to continually offer the main technological innovations, the operator has launched the 2,5G service, the high-speed Internet, pioneer in Brazil and Latin America. Two new 2,5G products were made available: the "Waaap Turbo" for navigation starting from a cellular menu and the "ZAAAP", for real-time navigation in the Internet through other devices (notebooks/palmtops/PDAs), permitting the transition from the pocket Internet to the mobile high-speed Internet.

Operating statistics	Unit	June 20002	December 2001
State population (concession area)	Millions	37.6	37.4
Cellular market (concession area)	Customers - thousands	8,266	7,863
Total penetration rate	%	22.0	21.0
Telesp's cellular market	Customers - thousands	5,521	5,104
Market share	%	66.8	65.4

In 2001, the subsidiary had 5,104,000 customers, with a market share of 65.4%. At the end of the second quarter of 2002, the number of customers reached 5,521,000, representing 66.8% of the total market in its concession area.

Capital Expenditures

Capital expenditures by the subsidiary in the second quarter of 2002 amounted to R$72 million, the major part applied in equipment for expansion of the digital CDMA network in the interior of the State of São Paulo, which expands the digital service area and the quality of service provided. The Company has also strengthened its information systems through the introduction of new SAP billing system modules and other business support tools.

Network

In June 2002, the total installed plant comprised 2,077 digital base transceiver stations (BTS) and 798 analog BTSs, totaling 2,785 BTSs. This provides a coverage of 98% of the population in the concession areas. There are 467 municipalities served and all 64 municipalities in area 1 are served by digital technology.

The number of installed switching and control centers is 52.

The number of sites in the period is 2,187.

Human Resources

The subsidiary's total personnel in June 2002 was 2,040 employees, resulting in the number of customers per employee of 2,706.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: August 21, 2002

By: ______________________________

Name: Gilson Rondinelli Filho
Title: Vice President